TITAN INTERNATIONAL, INC.

May 29, 2013

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Titan International, Inc.
Form 10-K for the Year ended December 31, 2012
Filed February 27, 2013
Form 10-Q for the Quarter ended March 31, 2013
Filed April 24, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2013
File No. 1-12936

Dear Mr. Decker,

We have received your letter dated May 15, 2013, regarding the review of the above mentioned filings of Titan International, Inc. (the “Company”).  Please see the attached Exhibit A for the Company’s responses to your letter.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Paul Reitz at 217-221-4455 or Mike Troyanovich at 217-221-4389 if you have any questions concerning the Company’s response.

Sincerely,

/s/ Paul G. Reitz	/s/ Michael G. Troyanovich
Paul G. Reitz	Michael G. Troyanovich
Chief Financial Officer	Secretary
and Assistant General Counsel

EXHIBIT A – COMMENTS & RESPONSES

Form 10-K for the Year Ended December 31, 2012

Item 1 – Business, page 3

Order Backlog, page 9

1.
In future filings, please disclose the amounts of backlog for each segment as of the balance sheet date and as of a comparable date in the preceding fiscal year.  Please also disclose more precisely the portion of backlog not reasonably expected to be filled within the current fiscal year.  Refer to Item 101(c)(1)(viii) of Regulation S-K.  Please show us supplementally what the revised disclosure will look like.

Response to comment 1:

In future filings Titan International, Inc. (“Titan” or the “Company”) will provide additional disclosure regarding the backlog in each segment.  The updated disclosure would be as follows (additions/updates are underlined):

ORDER BACKLOG
As of January 31, 2013, Titan estimates $753 million in firm orders compared to $542 million at January 31, 2012, for the Company’s operations.  Orders are considered firm if the customer would be obligated to accept the product if manufactured and delivered pursuant to the terms of such orders.  The January 31, 2013 firm order amount included $280 million in the agricultural segment, $465 million in the earthmoving/construction segment, and $8 million in the consumer segment.  The January 31, 2012 firm order amount included $378 million in the agricultural segment, $158 million in the earthmoving/construction segment, and $6 million in the consumer segment.  The Company believes that the ~~majority of the~~ current order backlog will be filled during the present year.

Item 15 – Exhibits and Financial Statement Schedules, page 43

Exhibit 10.10 Second Amended and Restated Credit Agreement, page 45

2.
Refer to comments 11 and three in our letters dated December 1, 2009 and February 24, 2010, respectively. We note that other than Schedule 1.1(a), you have not filed the rest of the schedules and exhibits to the second amended and restated credit agreement. As indicated in our prior comment 11, please file a complete copy of this agreement, including all of the schedules and exhibits, with your next Exchange Act report.

Response to comment 2:

The Company will file a complete copy of the Second Amended and Restated Credit Agreement, including all of the schedules and exhibits, with it next Exchange Act report.

Form 10-Q for the Quarter Ended March 31, 2013

Consolidated Condensed Statements of Comprehensive Income, page 2

3.
Please revise future filings to include the disclosures regarding changes in and reclassifications from accumulated other comprehensive income as required by ASC 220-10-45-14A, 220-10-45-17B and ASC 270-10-50-1r. Also refer to ASC 220-10-55-15, ASC 220-10-55-17B and ASC 220-10-55-17E for additional information. Please show us in your supplemental response what your proposed disclosures will look like.

Response to comment 3:

In future filings the Company will provide the disclosures regarding changes in and reclassifications from accumulated other comprehensive income.  The proposed disclosures would be as follows for the quarter ended March 31, 2013:

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consisted of the following (amounts in thousands):

	Currency Translation Adjustments	Unrealized Gain (Loss) on Investments	Unrecognized Losses and Prior Service Cost	Total
Balance at January 1, 2013	$(21,278)	$3	$(35,679)	$(56,954)
Other comprehensive income (loss) before reclassifications	504	(3)	—	501
Reclassification adjustments:
Amortization of unrecognized losses and prior service cost, net of tax of $(527)	—	—	951	951
Balance at March 31, 2013	$(20,774)	$0	$(34,728)	$(55,502)

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Cash Bonus, page 20

4.
Refer to comment 19 in our letter dated December 1, 2009. Your disclosure continues to provide no insight into the compensation committee’s decision making process in determining the 2012 bonus amounts for each named executive officer. In this regard, we note that you continue to broadly refer to Mr. Taylor’s bonus being based among other things “on the financial results in 2012” and the “roles [that] these executives played in the 2012 financial results and the Planet Group and Titan Europe acquisitions,” without identifying the specific elements of corporate performance, as well as individual performance which the committee took in consideration at arriving at specific compensation amounts. Supplementally, please provide us with this disclosure for year 2012 and revise your future filings accordingly.

Response to comment 4:

Many companies use compensation consultants and very specific formulas in determining the compensation to be paid to executives.  Titan does not use compensation consultants or specific formulas in determining the compensation to be paid to executives.  Titan’s compensation committee includes five individuals with varied and extensive business knowledge:  one with extensive experience in private equity transactions, one who was previously the President and Chief Operating Officer of a publicly held manufacturing company, one who was previously an officer of a large multinational conglomerate, one who has banking experience, and one who is the founder, President and Chief Executive Officer of a large privately held holding company.

When determining compensation issues including bonus amounts, the compensation committee considers many items including results in comparison to budget and the previous year as well as changing business conditions and how the Company has responded to the changes.  The committee also considers the success of acquisitions and divestitures when applicable.  Historically, this process has been subjective and has not included documentation of specific elements of corporate performance.  The compensation committee members are all active board members and are knowledgeable of each executive’s contributions through regular interaction with the executives.

Item 402(b)(1)(v) of Regulation S-K notes the discussion should include “How the registrant determines the amount (and, where applicable, the formula).”  Item 402(b)(2) of Regulation S-K states that “information to be disclosed under Compensation Discussion and Analysis will vary depending on facts and circumstances”.  The disclosure provided by the Company appears to be broad based on the subjective nature of the process used to determine bonuses.  The Company is unable to provide any formulas or specific items of corporate performance taken into account because of the subjective nature of the process used by the compensation committee.

Stock Awards, page 21

5.	With a view towards future disclosure, please tell us how the compensation committee determined the amounts of the 2012 stock awards.

Response to comment 5:

The 2012 stock awards were determined by the compensation committee using a subjective process with no documentation of specific elements of corporate performance as more fully described in the response to comment 4.  The Company is unable to provide any formulas or specific items of corporate performance taken into account because of the subjective nature of the process used by the compensation committee.

CEO Employment Agreement, page 22

6.
We note your disclosure related to the special performance cash award and related “All Other Compensation” disclosure in the summary compensation table. Please tell us and in future filings disclose for which four year period the CEO exercised this award. In this regard, we note the provisions of Section 3 of his employment agreement. In addition, since this is a performance related award, please explain to us how you determined to disclose it as “All Other Compensation.” We may have additional comments following the review of your response.

Response to comment 6:

The CEO’s employment agreement was originally entered into on April 28, 2006.  This agreement stated that “The Executive shall be entitled to a special performance cash award if at the end of four years, the stock price has increased above $19.05 per share, the difference above $19.05 per share, if any, shall be multiplied by 1,000,000 and paid to the Executive as he instructs or equally over the next four years.”  The April 28, 2010, stock price, adjusted for a June 2008 five-for-four stock split, was below the $19.05 included in the original agreement.  On December 30, 2010, the CEO’s employment agreement was amended.  The amendment stated that “The Executive’s Special Performance Award is extended and if the stock price has increased above $1.00 per share, the difference above $15.75 per share, if any, shall be multiplied by 1,250,000 and paid to the Executive as he instructs.”  It also states “The Special Performance Award will continue until exercised by the Executive or the Executive leaves the company.”  This amendment was filed as Exhibit 10.10 to the Company’s Form 10-K for the year ended December 31, 2010.  This amendment did not specify a change in stock price over a four year period as provided for in the original agreement.  The CEO elected to exercise the Special Performance Award on March 19 of 2012.

The Company disclosed this award as “All Other Compensation” under the guidance of Item 402(c)(2)(ix) of Regulation S-K which states the “All Other Compensation” column should include “All other compensation for the covered fiscal year that the registrant could not properly report in any other column of the Summary Compensation Table.”  The Company included a footnote for this column explaining the items included in the column.

Potential Payments on Change of Control, page 24

7.
Refer to disclosure at the end of page 24. In future filings please enhance your disclosure related to the circumstances under which an executive may terminate his employment agreement due to a change in control of the company. In this regard we note the provisions of Section 7.3 of Mr. Taylor’s employment agreement.

Response to comment 7:

In future filings the Company will enhance disclosure related to the circumstances under which an executive may terminate the employment agreement due to a change in control.  The additional disclosure will include provisions as noted in the employment agreement regarding sufficient reason to terminate if there is a failure by the Company to comply with any material provision of the agreement and such failure has continued for a period of ten days after notice of such failure has been given by the executive to the company; or if there is a purported termination of the executive’s employment which is not effected pursuant to the provisions of the agreement relating to termination of the executive’s employment by the Company.

8.
We note that you disclose “Employment agreement obligations due in retirement/termination” here and under the “Retirement or Voluntary/Involuntary Termination of Employment” disclosure on page 25. To better understand what type of payments the executives will receive in connection with a change in control event only, with a view towards future disclosure, please provide us with a break-down of the employment agreement obligations due only in the event of a change in control related termination

Response to comment 8:

The employment agreement obligations due in the event of a change in control related termination are composed of two items, the value of group medical/dental insurance and the value of supplemental retirement benefits.  The value of the group medical/dental insurance is calculated using the number of months left on the contract or until age 65 multiplied by the Company’s current COBRA rate.  The supplemental retirement benefits is the present value of supplemental retirement benefits.  The break-down of these obligations is as follows:

	Mr. Taylor	Mr. Reitz	Mr. Hackamack	Ms. Holley
Supplemental retirement benefits	$11,584,271	n/a	n/a	n/a
Group medical/dental	20,240	n/a	$166,980	$20,240
Total	$11,604,511	n/a	$166,980	$20,240

Pension Benefits, page 28

9.
On page 23 you disclose that in 2012 Mr. Hackamack and Ms. Holley elected to take the funded retirement benefits prior to retirement. With a view towards future disclosure, please tell us how these executives’ election impacted your disclosure obligations pursuant to Item 402(h) of Regulation S-K.

Response to comment 9:

The instructions to Item 402(h)(2) of Regulation S-K note that “The disclosure required pursuant to this Table applies to each plan that provides for specified retirement payments and benefits, or payments and benefits that will be provided primarily following retirement.”  Titan does not have any defined benefit pension plans that cover executives.  The funded retirement benefits noted on page 23 refer to supplemental retirement benefits provided for in the employment agreements of Mr. Hackamack and Ms. Holley.  These benefits were provided for and paid before retirement as allowed by the employment agreements at the election of the executives.